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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                  ------------


                    Under the Securities Exchange Act of 1934


                           MEDICAL MANAGER CORPORATION
                           ---------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                   58461C 10 3
                                ----------------
                                 (CUSIP Number)

                             D. Gilbert Friedlander
                           5400 Legacy Drive, H3-3A-05
                               Plano, Texas 75024
                                 (214) 605-5584
                       ------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                February 5, 1998
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 58461C 10 3                                         PAGE 2 OF 5 PAGES


                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Electronic Data Systems Corporation                    75-2548221

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /  /
                                                                      (b) /  /
         Inapplicable

3        SEC USE ONLY


4        SOURCE OF FUNDS

         WC

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                   /  /

         Inapplicable

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                    7        SOLE VOTING POWER
                               921,896
  NUMBER OF         ____________________________________________________
   SHARES           8        SHARED VOTING POWER
BENEFICIALLY                   Inapplicable
  OWNED BY          ____________________________________________________
   EACH             9        SOLE DISPOSITIVE POWER
 REPORTING                     921,896
  PERSON            ____________________________________________________
   WITH             10       SHARED DISPOSITIVE POWER
                               Inapplicable



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CUSIP No. 58461C 10 3                                        PAGE 3 OF 5 PAGES


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         921,896 shares


12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         /  /

         Inapplicable


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         4.7%

14       TYPE OF REPORTING PERSON

         CO



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CUSIP No. 58461C 10 3                                        PAGE 4 OF 5 PAGES

Item 4.  Purpose of Transaction

     The acquisition of the subject securities by EDS was for investment purposes, for its own account and not for distribution or resale; however, EDS periodically evaluates the securities in its investment portfolio in light of market conditions and other factors it deems relevant. From time to time, EDS may sell the subject securities in one or more of the following types of transactions: (a) sales pursuant to Rule 144 of the Securities Exchange Act, (b) sales pursuant to a registered public offering, or (c) sales to the issuer or any person or group in a private placement of securities.

Item 5.  Interest in Securities of the Issuer

     (a) EDS beneficially owns 921,896 shares of Common Stock of the Issuer, or 4.7%.

     (b) EDS has the sole power to vote 921,896 shares of Common Stock of the Issuer.

     (c) None

     (d) Inapplicable

     (e) Inapplicable


Item 6. Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

     The Lock-Up Agreement to which EDS is a party, was effective for 180 days after January 30, 1997 (and not February 4, 1997, as previously reported on
     Schedule 13D).


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CUSIP No. 58461C 10 3                                         PAGE 5 OF 5 PAGES


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    February 11, 1998
                                            ------------------------------------

                                                           Date


                                                /s/ D. Gilbert Friedlander
                                            ------------------------------------
                                                         Signature



                                             D. Gilbert Friedlander,
                                             Senior Vice President of
                                             Electronic Data Systems Corporation
                                            ------------------------------------
                                                         Name/Title